ScanHash LLC
Statements of Comprehensive Income
(Unaudited)

	For the Year Ended December 31, 2022	For the Year Ended December 31, 2021
Revenue	$ -	$ -
Expenses:		
Consulting services	535,000	
General and Administrative expenses	5,400	-
Total expenses	540,400	-
Net loss	$ (540,400)	$ -